CONSULTANT AGREEMENT

This Agreement states that Betting, Inc. is employing the services of Richard Parnes to consult and advise Betting, Inc. with regard to the advertising and promotion of the company.

Richard Parnes has to date spent 100 hours at the contracted rate of $85.00 per hour working for the best interests of the company. Richard Parnes has agreed to paid in consultant stock rather than cash for this work and over the next six months. The Board of Directors of Betting, Inc. has agreed to issue Richard Parnes 50,000 shares of Betting, Inc. free trading stock under Form S-8.

BETTING, INC.


By:  /s/Thomas S. Hughes			Date: May 10, 1999
Thomas S. Hughes, Chairman
and Chief Executive Officer


  /s/  Richard Parnes			Date: May 10, 1999
Richard Parnes